December 23, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Peggy Kim

Re:	Harris Interactive Inc.

Schedule TO-T filed on December 10, 2013

Filed by Nielsen Holdings N.V. and Prime Acquisition Corp.

File No. 5-57893

Dear Ms. Kim:

On behalf of our clients, Nielsen Holdings N.V. (“Nielsen”) and Prime Acquisition Corp. (“Purchaser”, and together with Nielsen, the “Filing Parties”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 19, 2013 (the “Comment Letter”), regarding the above-referenced filing.

For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Filing Persons’ response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filing.

Offer to Purchase

1.	We note that the announcement regarding the price adjustment may occur on January 21, 2014; however, the offer is scheduled to expire on January 29, 2014. Please advise as to how you intend to comply with Rule 14e-1(b), which requires the tender offer to remain open for at least ten business days from the date that notice of an increase or decrease is first published, sent or given to security holders.

In response to this comment, the Filing Parties have inserted an additional sentence at the end of the fifth paragraph on the first page of the Offer to Purchase, the end of of the provision entitled “Price Offered Per Share” in the Summary Term Sheet, the end of the fourth paragraph of the response to the question “How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?” and the end of the sixth paragraph of Section 1 — “Terms of the Offer” with the following:

“If the Offer Price will be adjusted and the date the Offer is scheduled to expire (January 29, 2014) is less than ten (10) business days following the announcement of such adjustment, we will extend the Offer such that the Expiration Date is ten (10) business days following such announcement.”

2.	We note that it appears that the offer price of $2 is merely an estimate of the final offer price. Please advise as to how you intend to notify security holders of the final offer price, including whether you intend to mail the announcement to security holders.

The Filing Persons intend to issue a press release to notify security holders of the final offer price and do not intend to mail the announcement to security holders. In response to this comment, the Filing Parties have amended the first sentence in the fifth paragraph on the first page of the Offer to Purchase, the first sentence of the last paragraph of the provision entitled “Price Offered Per Share” in the Summary Term Sheet, the first sentence of the fourth paragraph of the response to the question “How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?” and the first sentence of the sixth paragraph of Section 1 — “Terms of the Offer” as follows:

“No later than 9:00 A.M., New York City time, on the business day following final determination of the World Wide Cash Adjusted Amount in accordance with the procedures described under Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — The Offer Price and Potential Adjustments to the Offer Price,” we will issue a press release announcing any adjustment of the Offer Price to the holders of Shares, or, if applicable, we will issue a press release announcing that the Offer Price will not be adjusted.”

3.	We note that the offer is conditioned on holders of Shares representing 13% or more of the outstanding Shares not having demanded (and not withdrawn) appraisal rights. Since stockholders must deliver a written demand within the later of the “consummation of the Offer” and December 30, 2013, please advise as to how the appraisal condition will be satisfied or waived on or before the expiration of the tender offer.

If, as of the expiration of the tender offer, holders of Shares representing less than 13% of the outstanding Shares have demanded (and have not withdrawn) appraisal rights, the condition will be satisfied.

Under Delaware Law, stockholders are permitted to deliver a written demand for appraisal rights until the consummation of the Offer, which will occur when we have accepted for payment, and thereby purchased, the tendered Shares, by giving oral or written notice to the Depositary of such acceptance for payment (see Section 2 — “Acceptance for Payment and

Payment for Shares”). We intend to accept for payment the tendered Shares immediately after the expiration of the Offer, subject to the satisfaction or waiver of the conditions to the Offer, and so we do not expect any appraisal demands to be received between the expiration of the Offer and the consummation of the Offer.

Summary Term Sheet

4.	Please revise to further describe the effect of Section 251(h) of the DGCL on shareholders who decide not to tender their shares in the offer. For example, please disclose that securities that are not tendered in the offer may be promptly exchanged for the cash consideration offered without a shareholder vote or any further action by security holders if the bidder acquires the required number of shares (i.e., a majority of the shares outstanding) to approve the merger after completion of the offer.

In response to this comment, the Filing Persons have added the following question and response:

“If I decide not to tender my Shares into the Offer, what will happen to my Shares?

If we consummate the Offer and acquire a majority of the Shares outstanding on a Fully Diluted basis, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement (as described in this Offer to Purchase), we, Nielsen and Harris Interactive will cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of the stockholders of Harris Interactive in accordance with Section 251(h) of Delaware Law. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive, in accordance with Section 251(h) of Delaware Law, the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price, without interest, less applicable withholding taxes), except as provided in the Merger Agreement with respect to Shares owned by Nielsen, Harris Interactive or their respective subsidiaries or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares into the Offer and not tendering your Shares into the Offer would be that, if you tender your Shares, you may be paid earlier.”

Appraisal Rights, page 47

5.	Please revise, here or in another appropriate section, to further describe the exercise of appraisal rights, including whether the bidder or Harris Interactive will provide any additional notice describing those rights under the DGCL.

In response to this comment, the Filing Persons have amended and restated the third and fourth paragraphs under “Appraisal Rights”:

“The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by the full text of Section 262 of Delaware Law, which is attached as Annex B to this Offer to Purchase. All references in Section 262 of Delaware Law and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of Delaware Law as well as the information discussed below.

The Schedule 14D-9 constituted the formal notice of appraisal rights under Section 262 of Delaware Law. Under Delaware Law, no additional notice is required to be provided to the stockholders of Harris Interactive prior to the Effective Time and Harris Interactive, Nielsen and Purchaser do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion, the Schedule 14D-9 and Section 262 of Delaware Law carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Delaware Law. Within ten (10) days following the Effective Time, Harris Interactive will provide notice of the effective date of the Merger to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of Delaware Law within the later of the consummation of the Offer and December 30, 2013.”

In response to this comment, the Filing Persons have also added a new subsection “Written Demand by the Record Holder after the sixth paragraph under “Appraisal Rights” as follows:

“Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Harris Interactive Inc., 60 Corporate Woods, Rochester, New York, 14623. Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder and must state that such holder intends thereby to demand appraisal of such holder’s Shares.”

In response to this comment, the Filing Persons have also added the following sentence to the beginning of the eighth paragraph under “Appraisal Rights”:

“The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of Delaware Law.”

In response to this comment, the Filing Persons have also added the following sentence to the end of the eighth paragraph under “Appraisal Rights”:

“If a stockholder withdraws or loses the right to appraisal, then, subject to the satisfaction or waiver of the conditions to the Offer and the Merger, upon consummation of the Merger, such stockholder will be entitled to receive the per share Merger consideration.”

6.	We note that stockholders must deliver a written demand within the later of the “consummation of the Offer” and December 30, 2013. Please revise to further describe the timeframe for perfecting any appraisal rights, including whether you mean the expiration of the offer or the acceptance of the tendered securities.

In response to this comment, the Filing Persons have amended and restated the sixth paragraph under “Appraisal Rights” as follows:

“As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of Delaware Law, such stockholder must do all of the following:

•	within the later of the consummation of the Offer (which occurs when we have accepted for payment, and thereby purchased, the tendered Shares following the Expiration Date (see Section 2 — “Acceptance for Payment and Payment for Shares”)) and December 30, 2013, deliver to Harris Interactive at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Harris Interactive of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.”

Attached hereto as Exhibit A is the written acknowledgment requested by the Staff.

If you have any questions or would like to discuss any of the Filing Persons’ responses, please do not hesitate to call me at (212) 455-3971 or, if more convenient, send me an e-mail at malpuche@stblaw.com.

Sincerely, /s/ Maripat Alpuche Maripat Alpuche

cc:	James W. Cuminale, Chief Legal Officer, Nielsen Holdings N.V.

Exhibit A

Acknowledgment

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PRIME ACQUISITION CORP.

By:	/s/ James W. Cuminale
	Name:	James W. Cuminale
	Title:	President

NIELSEN HOLDINGS N.V.

By:	/s/ James W. Cuminale
	Name:	James W. Cuminale
	Title:	Chief Legal Officer